ADVANCING TO PRODUCTION	1003 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3
Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com

6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: 218-225-4417 / Fax: 218-225-4429

TSX: POM, NYSE Amex: PLM

NEWS RELEASE	2009-13

POLYMET MODIFIES TERMS OF EXISTING GLENCORE WARRANTS

INVESTOR WARRANTS TO BE EXTENDED

TERMS OF TRANCHE E OF GLENCORE DEBENTURES MODIFIED

Hoyt Lakes, Minnesota, November 17, 2009 - PolyMet Mining Corp. (TSX: POM; NYSE AMEX: PLM) (“PolyMet” or the “Company”) announced today that it has agreed to change the terms of 6.25 million warrants (the “Purchase Warrants”) issued to Glencore AG (“Glencore”) as part of the October 2008 financing agreement.

Under the current terms, the Purchase Warrants entitle Glencore to purchase 6.25 million common shares of PolyMet at US$5.00 if exercised before the NorthMet project has produced a total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter. The Purchase Warrants expire on September 30, 2011.

Under the new terms, the Purchase Warrants entitle Glencore to purchase 6.25 million common shares of PolyMet at US$3.00 and expire on September 30, 2011. If the 20-day volume weighted average price of PolyMet’s shares is 150% of the exercise price or more (US$4.50), and the Final EIS has been published in the Minnesota Department of Natural Resources EQB Monitor, PolyMet can accelerate the expiration of the Purchase Warrants to not less than 21 business days after the notice of acceleration.

Separately, PolyMet has agreed to modify the terms of the final US$25 million Tranche E of the US$50 million exchangeable loan facility with Glencore such that Tranche E can be exchanged at US$2.65 per share. The first four tranches totaling US$25 million (excluding capitalized interest) that have already been drawn will continue to be exchangeable at US$4.00 per share.

  An aggregate of US$50 million floating rate secured debentures due on September 30, 2011 (the "Debentures") are to be issued by the Company's wholly-owned Minnesota subsidiary, Poly Met Mining, Inc. (the “Issuer”), and guaranteed by the Company. The Debentures bear interest at 12-month US dollar LIBOR (currently 1.10%) plus 4%. Interest is payable in cash or by increasing the principal amount of the Debentures, at PolyMet’s option, for payments on or before September 30, 2009, and at Glencore’s option thereafter. The Debentures are secured by the assets of PolyMet and the Issuer.

  The Issuer has drawn a total of US$25 million of the Debentures in four tranches and has issued an addition US$0.9 million of Debentures in interest payments. The final US$25 million Tranche E of the Debentures, to be used primarily for detailed engineering and procurement, are to be issued upon publication of the Final EIS in the State of Minnesota’s Environmental Quality Board Monitor, receipt by the Company of a bona fide term sheet for construction financing, and subject to expenditures being in material compliance with budget and other customary conditions.

  Tranches A, B, C, and D and interest are exchangeable into common shares of PolyMet at US$4.00 per share. Tranche E, if drawn by PolyMet, is exchangeable into common shares of PolyMet at US$2.65 per share.

Upon full exercise of the Purchase Warrants and exchange of US$25.9 million Debentures issued to date (including capitalized interest) at US$4.00 per share, Glencore would own approximately 8.4% of PolyMet’s shares on a partially diluted basis. If PolyMet were to draw Tranche E of the Debentures and those Debentures were exchanged at US$2.65 per share, Glencore would own approximately 13.7% of PolyMet’s shares on a partially diluted basis.

In separate news, the Company will extend the expiration date of 4,010,000 warrants that were originally issued pursuant to a private placement on April 13, 2007. All of the warrant holders are arms length to the Company.

Under the current terms, each warrant entitles the holder to purchase one share of PolyMet common stock at US$3.00 per share at any time until the sooner of 30 days after notice of publication of the draft Environmental Impact Statement by the State of Minnesota in the state’s Environmental Quality Board Monitor and December 31, 2010.

Under the modified terms, each warrant holder will be entitled to purchase one share of PolyMet common stock at US$3.00 per share at any time until 21 business days after publication of the Final Environmental Impact Statement by the State of Minnesota in the state’s Environmental Quality Board Monitor.

All these modifications are subject to appropriate approvals.

* * * * *

About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet Mining Corp. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one million man hours of construction labor and create at least 400 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per: “Joe Scipioni”
         _______________________
         Joe Scipioni, President

For further information, please contact:

Investors/Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Governmental and Environmental Affairs
+1 (646) 879-5970	+1 (218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permits to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.